Roy D. Toulan, Jr.
                                                Vice President - General Counsel
                                                                  Direct Access:
                                                                Tel 978-283-2233
                                                                Fax 978-283-4692
                                                      roy.toulan@bravobrands.com


                                                               January 27, 2005

 United States Securities and Exchange Commission
 450 Fifth Street, N.W.
 Washington, D.C. 20549

          Re: Bravo! Foods International Corp.
              December 28, 2004 Inquiry: Middle East (Syria) Business Form 10-KSB 2003 File No. 0-20549

Dear Sir/Madam:

         In the Company's Form 10KSB for the year ended December 31, 2003, we reported that we had commenced a license agreement with Marvel Enterprises, Inc., in January 2004. Under the terms of the license agreement, we have the right to use certain Marvel Super Heroes for the packaging and promotion of our flavored milk products in nine Middle East countries for a one-year (renewable) term. We further reported that in December 2003, we entered into a third party production agreement with Saudia Dairy & Foodstuff Company, (SADAFCO) one of the largest Middle East dairy processors, headquartered in Jeddah, Saudi Arabia, to processes our Slammers (R) branded flavored milks, including the Marvel line, for distribution in nine Middle East countries.

         The Marvel license territory for the Middle East, as contained in
Exhibit 10.8, mimicked the territory in which SADAFCO anticipated distributing our products. We deal only with SADAFCO for the Middle East. In our production agreement with SADAFCO, as well as out license with Marvel, we included Syria as a potential area for distribution at SADAFCO's request.

         To the best of our knowledge, however, the Company's products have never been distributed or sold in Syria nor have we conducted any of our business, either directly or indirectly, in Syria.

                                        Sincerely yours

                                        /s/ Roy D. Toulan, Jr.
                                        ----------------------
                                        Roy D. Toulan, Jr.
                                        Vice President, General Counsel